# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wag! Group Co., CIK 0001842356
CUSIP: 36269P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2261 MARKET STREET, SUITE 86056, SAN FRANCISCO, California (CA), 94114
Date of event which requires filing of this statement: 07/16/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-23-000726
Filed by CIK 0001666665

## Reporting persons
- Flint Ridge Capital LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,560,000; aggregate amount beneficially owned 1,560,000 (3% of the class)
  Comment: The shares of Common Stock beneficially owned by the reporting person consist of warrants to purchase 1,560,000 shares of Common Stock. The percentage reported herein is calculated based on 50,739,113 shares of Common Stock outstanding on May 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Flint Ridge Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,560,000; sole dispositive power 0; shared dispositive power 1,560,000; aggregate amount beneficially owned 1,560,000 (3% of the class)
  Comment: The shares of Common Stock beneficially owned by the reporting person consist of warrants to purchase 1,560,000 shares of Common Stock. The percentage reported herein is calculated based on 50,739,113 shares of Common Stock outstanding on May 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- John P. Szabo, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 380,000; shared voting power 2,020,000; sole dispositive power 380,000; shared dispositive power 2,020,000; aggregate amount beneficially owned 2,400,000 (4.5% of the class)
  Comment: The shares of Common Stock beneficially owned by the reporting person consist of warrants to purchase 2,400,000 shares of Common Stock. The percentage reported herein is calculated based on 50,739,113 shares of Common Stock outstanding on May 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.

## Item 1. Issuer
Name of issuer: Wag! Group Co.
Address of issuer's principal executive offices: 2261 MARKET STREET, SUITE 86056, SAN FRANCISCO, CA 94114

## Item 2. Person Filing
Name of person filing:
Flint Ridge Capital LLC, a Delaware limited liability company ("Flint Ridge")
Flint Ridge Partners, L.P., a Delaware limited partnership (the "Fund")
John P. Szabo, Jr.
Flint Ridge is the general partner and investment adviser of the Fund. Mr. Szabo is the control person of Flint Ridge. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13G.
Address of principal business office or, if none, residence: 1343 Main Street, Suite 701, Sarasota, FL 34236
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 4. Ownership
Amount beneficially owned:
Flint Ridge: 1,560,000
Fund: 1,560,000
John P. Szabo, Jr.: 2,400,000
Percent of class:
Flint Ridge: 3.0%
Fund: 3.0%
John P. Szabo, Jr.: 4.5%
Sole power to vote or to direct the vote:
Flint Ridge: 0
Fund: 0
John P. Szabo, Jr.: 380,000
Shared power to vote or to direct the vote:
Flint Ridge: 1,560,000
Fund: 1,560,000
John P. Szabo, Jr.: 2,020,000
Sole power to dispose or to direct the disposition:
Flint Ridge: 0
Fund: 0
John P. Szabo, Jr.: 380,000
Shared power to dispose or to direct the disposition:
Flint Ridge: 1,560,000
Fund: 1,560,000
John P. Szabo, Jr.: 2,020,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund holds Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Flint Ridge Capital LLC: /s/ John P. Szabo, Jr., Manager (07/17/2025)
- Flint Ridge Partners L.P.: /s/ John P. Szabo, Jr., Manager of the General Partner, Flint Ridge Capital LLC (07/17/2025)
- John P. Szabo, Jr.: /s/ John P. Szabo, Jr., Reporting person (07/17/2025)